SCHEDULE A

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past 60 days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

GreenWood Investors LLC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
09/29/2025	21,940	18.77	18.58 – 19.04
09/30/2025	4,600	18.83
10/16/2025	6,307	17.49	17.35 – 17.50
10/17/2025	14,500	17.31	17.10 – 17.53
11/04/2025	59,000	16.66	16.45 – 16.91
11/05/2025	65,000	17.46	16.95 – 17.72
11/06/2025	11,095	16.34	16.24 – 16.36
11/07/2025	7,700	16.36	16.30 – 16.41
11/12/2025	96,000	15.34	15.09 – 15.49
11/13/2025	74,100	15.37	15.17 – 15.65
11/14/2025	76,000	14.85	14.67 – 15.14
11/17/2025	84,900	14.49	14.18 – 14.80
11/18/2025	151,000	14.41	14.17 – 14.63